Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies: Eaton Vance Municipals Trust

SEC File No. 811-04409 and 033-00572

Eaton Vance Investment Trust

SEC File No. 811-04443 and 033-01121

Eaton Vance Municipals Trust II

SEC File No. 811-08134 and 033-71320

CONFIDENTIAL/INTERNAL USE ONLY. MAY NOT be physically or electronically distributed or otherwise communicated outside of Morgan Stanley Investment Management/Eaton Vance. All attachments Internal Use Only unless otherwise noted.

9/16/26

Reorganization of Certain Municipal Income Open-End Mutual Funds into Exchange-Traded Funds

What is happening?

Subject to shareholder approval, seven municipal income open-end mutual funds will reorganize into newly-created ETFs and one municipal income open-end mutual fund will reorganize into an existing ETF (each, a “Reorganization” and collectively, the “Reorganizations”):

Acquired Funds	Corresponding Acquiring Funds
Eaton Vance National Municipal Income Fund	Eaton Vance National Municipal Income ETF
Eaton Vance California Municipal Opportunities Fund	Eaton Vance California Municipal Opportunities ETF
Eaton Vance New York Municipal Income Fund	Eaton Vance New York Municipal Income ETF
Eaton Vance Municipal Opportunities Fund	Eaton Vance Municipal Opportunities ETF
Eaton Vance National Ultra-Short Municipal Income Fund	Eaton Vance National Ultra-Short Municipal Income ETF
Eaton Vance Short Duration Municipal Opportunities Fund	Eaton Vance Short Duration Municipal Opportunities ETF
Eaton Vance High Yield Municipal Income Fund	Eaton Vance High Yield Municipal Income ETF
Eaton Vance National Limited Maturity Municipal Income Fund	Eaton Vance Short Duration Municipal Income ETF

Each corresponding Acquiring Fund has substantially the same investment objective and substantially the same or substantially similar investment strategies as the Acquired Fund.

Subject to shareholder approval, on the closing dates detailed below, shareholders of each Acquired Fund will cease to be shareholders of such Acquired Fund. Shareholders that hold shares of an Acquired Fund through a brokerage account that can accept ETF shares on the Reorganization closing date will automatically become shareholders of the relevant Acquiring Fund. In order to receive Acquiring Fund shares as part of a Reorganization, Acquired Fund shares must be held through a brokerage account that can accept ETF shares on the Reorganization closing date.

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As described in more detail in the combined Proxy Statement and Prospectus, on the Reorganization closing date, Acquired Fund shareholders will (subject to certain exceptions) receive shares of the corresponding Acquiring Fund and, in some cases, cash that, combined with the shares of the corresponding Acquiring Fund, has the same value as the shares of the Acquired Fund on the Reorganization closing date. Cash will be paid to Acquired Fund shareholders in lieu of fractional shares of the corresponding Acquiring Fund which generally will be taxable. Following a Reorganization, shareholders may bear certain costs with respect to maintaining a brokerage account(s) and buying and/or selling Acquiring Fund shares in the secondary market that Acquired Fund shareholders do not experience as shareholders of a mutual fund.

In addition, Acquired Fund shareholders who do not hold their Acquired Fund shares in a brokerage account that can hold shares of an ETF and who do not transfer their shares to such a brokerage account prior to the date listed below (the “Account Redemption/Exchange Date”) will receive a cash payment in liquidation of their Acquired Fund shares. Such Acquired Fund shareholders will generally be required to recognize gain or loss upon the receipt of cash for their Acquired Fund shares based on such Acquired Fund shareholder’s adjusted tax basis in their Acquired Fund shares.

	Acquired Funds	Account Redemption/Exchange Date
Stage 1 Reorganizations	Eaton Vance National Municipal Income Fund Eaton Vance High Yield Municipal Income Fund Eaton Vance National Limited Maturity Municipal Income Fund	January 20, 2027
Stage 2 Reorganizations

Eaton Vance California Municipal Opportunities Fund

Eaton Vance Short Duration Municipal Opportunities Fund

Eaton Vance Municipal Opportunities Fund

Eaton Vance National Ultra-Short Municipal Income Fund

Eaton Vance New York Municipal Income Fund

February 3, 2027
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Each Acquired Fund filed a supplement today, September 16, 2026 and such supplement is available on the fund’s website. A Proxy Statement/Prospectus was also filed on September 16, 2026 and will be mailed to Acquired Fund shareholders on or about October 30, 2026.

Subject to shareholder approval, each Reorganization is anticipated to occur before the open of trading on or about the date listed below.

	Acquired Funds	Soft Close to New Investors	Hard Close to all Investors	Closing Date of Reorganization
Stage 1 Reorganizations	Eaton Vance National Municipal Income Fund Eaton Vance High Yield Municipal Income Fund Eaton Vance National Limited Maturity Municipal Income Fund	December 14, 2027	January 15, 2027	January 25, 2027
Stage 2 Reorganizations

Eaton Vance California Municipal Opportunities Fund

Eaton Vance Short Duration Municipal Opportunities Fund

Eaton Vance Municipal Opportunities Fund

Eaton Vance National Ultra-Short Municipal Income Fund

Eaton Vance New York Municipal Income Fund

		December 28, 2027	January 29, 2027	February 8, 2027
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Why are the Reorganizations being proposed?

Boston Management and Research (“BMR”) and Eaton Vance Management, each as investment adviser to certain Acquired Funds (“Eaton Vance” and, together with BMR, the “Acquired Fund Advisers”), proposed each Reorganization because of certain anticipated benefits associated with the Reorganization and the ETF structure, which the Acquired Fund Advisers believe will better serve the interests of Acquired Fund shareholders. As discussed in more detail below, these shareholder benefits include anticipated lower net expenses, as well as additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Are the fees and expenses of each Acquiring Fund expected to be lower than the fees and expenses of the corresponding Acquired Fund?

Yes. Following each Reorganization, the corresponding Acquiring Fund is expected to have lower gross annual fund operating expenses than those of each share class of its corresponding Acquired Fund. In addition, the applicable Acquiring Fund is expected to have lower net annual fund operating expenses than those of each share class of its corresponding Acquired Fund, other than Class W shares of Eaton Vance High Yield Municipal Income Fund. Class W shares of Eaton Vance High Yield Municipal Income Fund have lower net annual fund operating expenses than the corresponding Acquiring Fund. Each Acquiring Fund employs a unitary fee structure pursuant to which its adviser, Morgan Stanley Investment Management Inc. (“MSIM”), bears all operating expenses of the Acquiring Fund, subject to certain exceptions. In addition, MSIM has agreed to waive a portion of its management fee for Eaton Vance New York Municipal Income ETF through February 1, 2028, or until such time as the Acquiring Fund Board acts to discontinue all or a portion of such waiver when it deems such action is appropriate. It is not expected that the fee waiver will be extended.

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	Acquired Funds	Acquired Funds Adjusted Net TER, Class I(1)	Acquiring Funds Adjusted Net TER
Stage 1 Reorganizations	Eaton Vance National Municipal Income Fund Eaton Vance High Yield Municipal Income Fund Eaton Vance National Limited Maturity Municipal Income Fund	0.39% 0.55% 0.54%	0.30% 0.39% 0.19% (2)
Stage 2 Reorganizations

Eaton Vance California Municipal Opportunities Fund

Eaton Vance Short Duration Municipal Opportunities Fund

Eaton Vance Municipal Opportunities Fund

Eaton Vance National Ultra-Short Municipal Income Fund

Eaton Vance New York Municipal Income Fund

		0.50% 0.51% 0.67% 0.35% 0.54%	0.30% 0.24% 0.35% 0.15% 0.30% (3)

1)	“Adjusted Net TER, Class I” means the total annual fund operating expenses of Class I shares of the applicable Acquired Fund, after any contractual fee waiver or expense reimbursement in effect, and excluding interest expense.

2)	0.19% reflects the current pricing for the Acquiring Fund, Eaton Vance Short Duration Municipal Income ETF (EVSM).

3)	The NY Acquiring Fund will have a unitary management fee of 0.35% but will have a waiver of 0.05% down to a net TER 0.30% through February 1, 2028.

Are the Reorganizations expected to affect the way each Acquiring Fund’s investments are managed?

Each Reorganization is expected to provide substantial continuity to the corresponding Acquired Fund as it relates to in the way investments are managed. As noted above, each corresponding Acquiring Fund has substantially the same investment objective and substantially the same or substantially similar investment strategies as the Acquired Fund. There are, however, some important differences between each Acquired Fund and the corresponding Acquiring Fund, as described in the combined Proxy Statement/Prospectus.

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Who will be the portfolio managers for each Acquiring Fund?

	Acquired Funds	Acquired Fund Portfolio Managers	Acquiring Fund Portfolio Managers
Stage 1 Reorganizations	Eaton Vance National Municipal Income Fund Eaton Vance High Yield Municipal Income Fund Eaton Vance National Limited Maturity Municipal Income Fund(1)	Craig Brandon Chris Eustance Cindy Clemson Bill Delahunty Chris Eustance Trevor Smith	Craig Brandon Chris Eustance Brandon Matsui Cindy Clemson Bill Delahunty Brandon Matsui Julie Callahan Paul Metheny Carl Thompson Brandon Matsui
Stage 2 Reorganizations

Eaton Vance California Municipal Opportunities Fund

Eaton Vance Short Duration Municipal Opportunities Fund

Eaton Vance Municipal Opportunities Fund

Eaton Vance National Ultra-Short Municipal Income Fund

Eaton Vance New York Municipal Income Fund

Craig Brandon Trevor Smith Craig Brandon Trevor Smith Craig Brandon Trevor Smith Craig Brandon Julie Callahan Craig Brandon Chris Eustance

Craig Brandon

Trevor Smith

Brandon Matsui

Craig Brandon

Trevor Smith

Brandon Matsui

Craig Brandon

Trevor Smith

Brandon Matsui

Craig Brandon

Julie Callahan

Brandon Matsui

Craig Brandon

Chris Eustance

Brandon Matsui

1)	Reflects the current portfolio managers for the Acquiring Fund, Eaton Vance Short Duration Municipal Income ETF (EVSM).

Will the Reorganizations result in any federal tax liability to Acquired Fund shareholders?

Each Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes. If a Reorganization qualifies for tax-free treatment, Acquired Fund shareholders would recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Acquired Fund shares for Acquiring Fund shares pursuant to the Reorganization. However, shareholders who hold fractional Acquired Fund shares will receive cash compensation in lieu of fractional Acquiring Fund shares (because ETFs do not offer or make available fractional shares). Such Acquired Fund shareholders will generally be required to recognize gain or loss upon the receipt of cash as value for their fractional Acquired Fund shares.

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In addition, Acquired Fund shareholders who do not hold their Acquired Fund shares in a brokerage account that can hold shares of an ETF and who do not transfer their shares to such a brokerage account prior to the Account Redemption/Exchange Date will receive a cash payment in liquidation of their Acquired Fund shares. Such Acquired Fund shareholders will generally be required to recognize gain or loss upon the receipt of cash for their Acquired Fund shares based on such Acquired Fund shareholder’s adjusted tax basis in their Acquired Fund shares.

Shareholders holding Acquired Fund shares through a fund direct individual retirement account who do not take action prior to the Account Redemption/Exchange Date will have their Acquired Fund shares exchanged for the applicable share class of Eaton Vance Short Duration Government Income Fund equal in value to the net asset value of their Acquired Fund shares on the Account Redemption/Exchange Date.

Because such Acquired Fund shares are currently held in a non-taxable account, distributions and redemption proceeds with respect to those shares generally will not be currently taxable to the shareholder if those amounts, including any Eaton Vance Short Duration Government Income Fund shares purchased with redemption proceeds, remain in the non-taxable account.

To fund any such redemptions occurring in connection with and/or prior to a Reorganization, an Acquired Fund may need to dispose of portfolio securities, which could generate net realized capital gains for the Acquired Fund. Such net realized gains may, in turn, result in taxable distributions to shareholders, either by the Acquired Fund prior to the applicable Reorganization or by the corresponding Acquiring Fund after the Reorganization, depending on the timing and nature of the distributions and the applicable Reorganization.

Prior to the consummation of a Reorganization, Acquired Fund shareholders may redeem their Acquired Fund shares, generally resulting in the recognition of a gain or loss for U.S. federal income tax purposes based on the difference between a shareholder’s tax basis in the shares and the amount received for them.

CONFIDENTIAL/INTERNAL USE ONLY. MAY NOT be physically or electronically distributed or otherwise communicated outside of Morgan Stanley Investment Management/Eaton Vance. All attachments Internal Use Only unless otherwise noted.

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In connection with the Reorganizations discussed herein, a combined Proxy Statement and Prospectus will be included in a registration statement on Form N-14 that will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Acquired Fund Shareholders until the registration statement is effective. Investors are urged to carefully read the materials and any other relevant documents when they become available because they will contain important information about each Reorganization and each Acquiring Fund. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the relevant fund(s) at One Post Office Square, Boston, Massachusetts 02109, or by calling toll-free 1-800-262-1122.

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This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the Funds carefully.

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